

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2013

Via E-mail
Kristin A. Kreuder
Vice President and General Counsel
Trans-Lux Corporation
26 Pearl Street
Norwalk, Connecticut 06850

      Re: **Trans-Lux Corporation**
              Preliminary Proxy Statement on Schedule 14A
              Filed July 12, 2013
              File No. 001-02257

Dear Ms. Kreuder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please include a copy of the proxy card with the next amendment to your proxy statement.

Proposal to Approve Amendments to our Amended and Restated Certificate of Incorporation Granting our Board the Discretion to (A) Effect a Reverse Stock Split Followed by a Forward Stock Split and (B) Reduce The Company's Authorized Common Stock, page 10

2. Please explain what consideration you have given to whether the reverse stock split will have the effect of a going private transaction. Refer to Rule 13e-3 of the Securities Exchange Act of 1934, which applies to any transaction specified in Rule 13e-3(a)(3)(i) that has "either a reasonable likelihood or a purpose of producing, either directly or indirectly . . ." a going private effect. We note that one of the intended effects of the reverse stock split is "cashing out . . . smaller stockholders" and that the company had

approximately 877 holders of record of its common stock as of July 1, 2013. Please revise your disclosure to clearly state, if true, that if you implement the reverse stock split, the ratio chosen would not be reasonably likely to, or would not have the purposes of producing a going private effect.

Purposes for the Proposed Reverse/Forward Split, page 10

3. We note your belief that the reverse split may have the effect of raising the price of your common stock and reducing certain transaction costs such as brokerage commissions. We also note your disclosure that ". . . after the completion of the Reverse Split, we will effect . . . a forward stock split. . . ." Please revise your proxy statement to provide greater disclosure as to the purpose of the forward split, including the desired effects.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Erin Jaskot, Staff Attorney, at (202) 551-3442, if you have any questions regarding our comments.

Sincerely,

Erin K. Jaskot

for Pamela Long
Assistant Director